

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2011

<u>Via Facsimile</u>
Mr. Jianmin Gao
Chief Executive Officer
Mondas Minerals Corporation
35 North Lake Avenue, Suite 280
Pasadena, CA 91101

   Re: Mondas Minerals Corporation
     Item 4.01 Form 8-K
     Filed February 10, 2011
     Item 4.01 Forms 8-K/A
     Filed February 16, 2011, March 25, 2011 and April 5, 2011
     File No. 333-152330

Dear Mr. Gao:

  We have completed our review of your filings and do not have any further comments at this time.

       Sincerely,

       /s/ Ethan Horowitz

       Ethan Horowitz
       Branch Chief